FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

21 March 2017

Notification of Transactions of Persons Discharging Managerial Responsibilities

During 2016, awards of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc were granted under the HSBC fixed pay allowance arrangements (the "Awards"). The Awards comprised part of the relevant employees' fixed remuneration for 2016. Up to 40 per cent of the Shares that vested under the Awards were subject to a retention period which expired on 20 March 2017.

On 20 March 2017 the following Shares were sold in London at £6.5720.

Directors

Name	Shares disposed
Stuart Gulliver	32,693
Marc Moses	18,270

Other PDMRs

Name	Shares disposed
Samir Assaf	55,698
Antonio Simoes	3,746

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Stuart Gulliver

2 - Reason for the notification
Position/status		Group Chief Executive

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.57	32,693	£214,858.40
		Aggregated	£6.572	32,693	£214,858.40

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Marc Moses

2 - Reason for the notification
Position/status		Group Chief Risk Officer

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.57	18,270	£120,070.44
		Aggregated	£6.572	18,270	£120,070.44

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Samir Assaf

2 - Reason for the notification
Position/status		Chief Executive, Global Banking and Markets

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.57	55,698	£366,047.26
		Aggregated	£6.572	55,698	£366,047.26

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Antonio Simoes

2 - Reason for the notification
Position/status		Chief Executive, HSBC Bank plc

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.57	3,746	£24,618.71
		Aggregated	£6.572	3,746	£24,618.71

For any queries related to this notification please contact:
Lauren Brown
Shareholder Services Team
020 7992 3761

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 21 March 2017